UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Emergent Group Inc.
(Exact name of registrant as specified in its charter)

Nevada	93-1215401
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10939 Pendleton Street, Sun Valley, CA	91352
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class it to be registered
Common Stock, par value $0.04 per share	NYSE Alternext US LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [    ]

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.          Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing of the Common Stock, par value $.04 per share (the “Common Stock”), of Emergent Group Inc. (“Emergent,” “we” or “us”) on the NYSE Alternext US LLC under the symbol “LZR” on or after November 10, 2008.

The following summary is a description of our capital stock pursuant to our articles of incorporation, as amended. The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, and by the provisions of applicable law.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.04 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. As of November 6, 2008, there were 6,421,440 shares of common stock outstanding held by approximately 780 public shareholders and no shares of preferred stock outstanding. In addition, as of November 6, 2008, a total of 182,957 shares of common stock were reserved for issuance upon exercise of outstanding options.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of Emergent, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities, and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Our articles of incorporation, as amended, authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock, and our board of directors has no present intention to issue any shares of preferred stock. Other than the possible issuance of preferred stock, there are no provisions in the registrant’s articles of incorporation, as amended, or by-laws that would delay, defer or prevent a change in control of the registrant.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Nevada Corporation Law, we have adopted provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends.

Nevada statutory law and our by-laws authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Nevada law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. We have also purchased and maintain insurance on behalf of current and former officers, directors, employees and agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 2.          Exhibits.

Under “Instructions as to Exhibits,” no exhibits are required to be filed because no other securities of the Registrant are to be registered on NYSE Alternext US LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EMERGENT GROUP INC.
(Registrant)

Date: November 6, 2008	By:	/s/ William M. McKay
William M. McKay
Chief Financial Officer

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